Mail Stop 4561

August 10, 2006

Mr. Mark K. Levenick
Interim Chief Executive Officer
Tidel Technologies Inc.
2900 Wilcrest Drive, Suite 205
Houston, TX 77042

      Re: Tidel Technologies, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed on August 2, 2006

Dear Mr. Levenick:

We have reviewed your response to our letter dated July 24, 2006, as well as the proposed revisions to the disclosure in the above-cited revised proxy and have the following comments.

Summary, page 4

1. Please refer to prior comment 2. We note your revised disclosure on page 6 stating that the redemption date has been amended to September 30, 2006 "due to delays in consummating the Asset Sale, including delays resulting from the negotiation of the amendment and restatement of the Initial Asset Purchase Agreement." Please revise this section to state explicitly that the redemption agreement was amended to ensure that Laurus remains a shareholder long enough to assure the required shareholder approval of the asset sale, after which time it will redeem its shares for cash.

Reasons for the Asset Sale, page 10

2. Please refer to prior comment 5. We note the statements on page 11 indicating that the independent committee has "no agreements or arrangements to receive compensation in connection with its efforts in these transactions" and that the stock redemption agreement permits aggregate payments of $400,000 to the members of the independent committee. We note further your disclosure that the committee members will receive $100,000 each for his efforts, including his efforts connected with the asset sale. It appears that these statements are contradictory and that you should revise the disclosure to describe the agreement

or arrangement that exists regarding compensation of the independent committee members.

3. Because the members of the independent committee will receive compensation tied to the consummation of the asset sale, please explain the basis for describing the members as "independent." Alternatively, consider using other terminology to designate the committee such as "special committee."

Interests of the Company's Directors and Executive Officers in the Asset Sale, page 14

4. Please disclose, both here and in the related section under proposal, the names of the two members of the independent committee who will each receive $100,000.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions you may have to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If you need further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal